Agibank Launches Asset Management Division

New asset manager begins operations following CVM approval

São Paulo, Brazil, March 4, 2026 – Agibank, a leading financial institution that operates a hybrid platform combining the efficiency and scalability of digital banking with the proximity and warmth of physical presence, has announced the launch of its new business vertical, Agibank Asset Management (“Agi Asset”). Agibank is a subsidiary of AGI Inc. (NYSE: AGBK) (“Agi”).

This new line of business aims to expand Agibank’s footprint in the market by leveraging the bank’s credit expertise to structure credit products and facilitate access for companies – marking the first step toward the creation of its future wholesale bank and utilizing the Bank as a service.

The initial product, focused on Fixed Income and Private Credit, is scheduled for launch this month. Agi Asset plans to introduce a Credit Receivables Investment Fund (FIDCs), offering greater diversification within the private credit investment market. In a later phase, the Asset Management unit intends to broaden its portfolio by structuring its own credit receivables products.

“The creation of Agi Asset marks a significant milestone in our strategy to expand and diversify our portfolio,” said Glauber Correa, Agibank’s CEO. “We are leveraging our deep expertise in the credit market to drive the growth of this new business vertical.”

To lead Agi Asset, Agibank has appointed Luiz Locchi de Oliveira Ribeiro, a professional with 20 years of experience in the financial sector and a specialist in asset management and private banking, who has previously held leadership roles in the Asset Management and Private Banking divisions at Itaú. “I’m excited to lead this strategic initiative at Agibank and confident that our technology and business model will enable us to capture the opportunities emerging from the growth and modernization of Brazil’s securitized credit market,” said Locchi.

Headquartered in São Paulo, the new asset management is founded with the purpose of democratizing corporate access to the capital markets by connecting solid companies with investors. Agi Asset will leverage the bank’s well-established expertise in the payroll loan segment, expanding its presence in the credit market for both individuals and businesses.

One of Agi Asset’s major differentiators will be investment in technology and artificial intelligence. “Our mission is to build a truly distinct Asset Manager,” highlighted Luiz Locchi de Oliveira Ribeiro, Chief Investment Officer of Agi Asset. “While traditional firms have relied on large support structures and legacy systems, our focus is on hiring developers and AI specialists to create solutions that scale our credit analysis capabilities and drive greater efficiency. Initially, our focus will be on private credit products, paving the way for investors to access returns in a market with tremendous growth potential. We are launching this new project with bold ambitions.”

Agi Asset is a wholly owned subsidiary of Banco Agibank SA. The operation features an independent governance structure, with its own committees ensuring segregation between the bank’s operations and the management of client assets, fully aligned with market best practices. The investment team is strategically based in São Paulo, with an office on Faria Lima Avenue, facilitating strong connections and relationships with the local market and partners.

About Agibank

Agibank stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We believe we fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. We believe this approach enables us to attract more customers, build long-lasting relationships, and strengthen our business.

About Agi Asset

Agi Asset is a new business vertical focused on private credit investment solutions, serving as the foundation for Agibank’s future wholesale banking operations. Led by Luiz Locchi de Oliveira Ribeiro, the asset manager leverages technology and artificial intelligence to enhance analysis and operations, democratizing access to assets such as debentures, CRIs (Real Estate Receivables Certificates), CRAs (Agribusiness Receivables Certificates), and FIDCs (Credit Receivables Investment Funds) backed by payroll loans.

Press Contact

Email: press@agibank.com.br
Website: investors.agiinc.com